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[METLIFE LETTERHEAD]

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

November 19, 2008



Ms. Michelle Roberts, Esq.
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-4644

Re: PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM N-4/A FOR FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-152450/811-08306)

Dear Ms. Roberts:

    On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to each of the above referenced filings, that:

  o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the above-referenced filing;
  o the action of the Commission or the Staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  o the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     * * *


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Ms. Michelle Roberts, Esq.
November 19, 2008
Page 2

    If you have any questions or further comments, please call the undersigned at (949) 223-5680 or Tom Conner at (202) 383-0590.


Sincerely,

/s/ Richard C. Pearson
----------------------
Richard C. Pearson
Vice President and Associate General Counsel

cc:

  W. Thomas Conner, Esq.

     Marie Swift, Esq.
     John M. Richards, Esq.